Morgan, Lewis & Bockius LLP

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Philadelphia, PA  19204

Tel. +1 215.963.5000

Fax: +1 215.963.5001

www.morganlewis.com

Justin W. Chairman

+1 215.963.5061

justin.chairman@morganlewis.com

September 30, 2019

Via EDGAR

Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mediaco Holding Inc.
Registration Statement on Form 10-12B
Filed August 13, 2019
File No. 001-39029

Ms. Krebs:

We are writing on behalf of Mediaco Holding Inc. (the “Company”) in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 9, 2019 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10 (File No. 001-39029) (the “Form 10”) filed with the Commission on August 13, 2019. In response to the Comment Letter, we are filing this response letter with the Commission simultaneously with the filing of Amendment No. 1 to the Form 10 (“Amendment No. 1”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 1, is being provided to show the revisions from the version of the Form 10 filed on August 13, 2019.

The numbered paragraphs below restate in bold and italics the numbered paragraphs in the Comment Letter, followed by responses on behalf of the Company. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the information statement filed as Exhibit 99.1 to Amendment No. 1 (the “Information Statement”). Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Information Statement.

U.S. Securities and Exchange Commission

September 30, 2019

Cautionary Notice Concerning Forward-Looking Statements, page 29

1.                                Please revise to remove the reference to the Safe Harbor provision of the Exchange Act, as it is inapplicable to initial public offerings such as yours.

Response:   In response to the Staff’s comment, the Company has removed the reference to the Safe Harbor provision of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Mediaco Liquidity and Capital Resources, page 42

2.                                Please address the company’s liquidity and capital resources following the Transactions. Disclose how the company will meet its cash requirements and obligations. This would include the $91 million cash distribution to Emmis, anticipated debt financing, promissory note issued to Emmis, agreements with Emmis Operating Company, costs of the Transactions and costs of being a public reporting company.

Response:  In response to the Staff’s comment, the Company has revised pages 42 and 43 of the Information Statement to address the Company’s liquidity and capital resources following the Transactions and to indicate that, following the Transactions, the Company intends to meet its cash requirements and obligations through operating cash flow. The revised disclosure also indicates that, to the extent of any shortfall in operating cash flow following the Transactions, a portion of the cash requirements and obligations will be funded by SG Broadcasting. The Company respectfully advises the Staff that the $91.5 million cash distribution to Emmis will occur simultaneously with the closing of the Transactions and will be concurrently funded by the SG Broadcasting Investment and borrowings under the anticipated debt financings. Accordingly, the $91.5 million cash distribution will not have a continuing impact on the Company’s liquidity and capital resources following the Transactions, other than as currently disclosed. Additionally, the Company respectfully advises the Staff that with respect to the anticipated debt financing, the Company has endeavored to provide as much information regarding the senior secured term loan facility as has been definitively determined. The Company will revise the applicable disclosure in a subsequent amendment to the Form 10 to disclose further terms regarding the facility once definitive terms are reached.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 50

3.                                With respect to Note (C), please describe the nature and reason for the approximately $7.0 million increase in accounts payable and accrued expenses.

Response:   In response to the Staff’s comment, the Company has revised Note (C) clarify the nature of and reason for the increase in Accounts payable and accrued expenses. Additionally, the Company has included in Note (C) a detailed line item calculation demonstrating pro forma adjustments resulting in the Accounts payable and accrued expenses of $7.1 million.

4.                                With respect to Note (D), please disclose the terms and conditions of the senior credit facility and Emmis Promissory Note.

Response:   In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has endeavored to provide as much information as has been definitively determined and is ready for public disclosure. Accordingly, the Company has revised Note (D) to disclose the material terms and conditions of the Emmis Promissory Note and will revise Note (D) in a subsequent amendment to the Form 10 to disclose the terms and conditions of the senior credit facility once definitive terms are reached.

U.S. Securities and Exchange Commission

September 30, 2019

5.                                With respect to Note (H), please disclose separately the amount of interest expense related to the senior credit facility, the Emmis Promissory Note, amortization of the associated deferred debt issuance costs, and agent monitoring fees.

Response:   In response to the Staff’s comment, the Company has revised Note (H) to disclose detailed pro forma interest expenses relating to the senior credit facility, the Emmis Promissory Note, amortization of debt issuance fees, and agent monitoring fees.

Security Ownership of Certain Beneficial Owners and Management, page 74

6.                                In light of the fact that the Series A and Series B common shares have different voting rights, please add a column to the table that discloses the total voting power of each beneficial owner. Also disclose the beneficial ownership of the Class B common shares.

Response:   In response to the Staff’s comment, the Company has revised the table demonstrating the security ownership of certain beneficial owners and management to add a column to disclose the total voting power of each referenced beneficial owner, as well as to add a column to disclose the beneficial ownership of the Class B common shares.

Financial Statements

b. Revenue Recognition , page F-10

7.                                We note on page 4 that the local and regional advertising sales were made by the stations’ sales staff. Please tell us whether you paid sales commissions to the staff to obtain the local and regional advertising sales contracts. If so, and material, please describe your consideration of ASC 340-40.

Response:   In response to the Staff’s comment, the Company notes that it paid sales commissions to its staff to obtain local and regional advertising sales contracts. Pursuant to ASC 340-40-15-2, commissions that the Company pays to its sales staff to generate local and regional advertising sales are incremental costs of obtaining contracts with customers. While these costs are generally expected to be recognized as an asset since the Company expects to recover these costs, the Company has elected to apply the practical expedient provided by ASC 340-40-25-4. Under this practical expedient, the Company expenses the incremental costs of obtaining contracts in the period incurred when the amortization period of the asset it would have otherwise recognized is one year or less.

As is typical in the Company’s industry, less than 1% of its revenues are derived from contracts that exceed twelve months.  The amount of commissions paid to sales staff associated with contracts that exceed one year has been immaterial to the Company’s results of operations and financial position.

8.                                We note that Other revenue includes network revenues and barter revenue. Please disclose your revenue recognition policy of such revenues.

Response:   In response to the Staff’s comment, the Company has revised disclosure on page F-11 of the Information Statement to disclose its revenue recognition policy for network and barter revenues.

U.S. Securities and Exchange Commission

September 30, 2019

Note 3. Long-Term Debt of Emmis, page F-12

9.                                With a view towards comprehensive footnote disclosure, please clarify the reason for the debt disclosure and why purchasers of the Carved-out Stations will not assume any of Emmis’ debt. We note your reference to Note 2.

Response:   In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to the terms of Section 2.1(b) of the Transaction Agreement, filed as Exhibit 2.1 to Amendment No. 1, no Emmis debt, including any Emmis indebtedness allocable to the Carve-out Stations on a historical basis, will be assumed by the Company. The Company has included disclosure of the total long-term consolidated debt of Emmis to demonstrate indebtedness of the former parent company on a historical basis and has included in Note 3 a cross-reference to Note 2 to provide a discussion of why any such debt has not been, and will not be, allocated to the combined condensed financial statements of the Company.

General

10.                         We note that the initial contribution by SG Broadcasting will be $91.5 million, which will be reduced by the net proceeds of any financing arrangements entered into by Mediaco prior to the closing of the Transactions. We also note that you anticipate receiving $50 million in debt financing. Therefore, where you discuss SG Broadcasting’s initial contribution, also disclose the amount you anticipate SG Broadcasting will actually invest for the Mediaco Class B common shares.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on the Information Statement cover page and on pages 4, 13, 33 and 72 of the Information Statement to indicate that SG Broadcasting will invest approximately $46.5 million of equity capital in return for the Mediaco Class B common shares.

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If you have any questions or require any additional information regarding the foregoing, please do not hesitate to contact me at (215) 963-5061.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Justin W. Chairman
Name:	Justin W. Chairman

cc:                                Jeffrey Smulyan, Mediaco Holding Inc.

Christopher S. Ronne, Morgan, Lewis & Bockius LLP